EXHIBIT 99.1

Re:           Update on Eurocom’s Credtiors’ Meetings

Ramat Gan, Israel – February 7, 2018 – Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

Following the previous report of Eurocom Communications Ltd., the controlling shareholder of the Company ("Eurocom") dated January 31, 2018, Eurocom reported to the Company today as follows:

1. Eurocom convened subsequent meetings to the creditors' meetings held on January 30, 2018, to be held on February 19, 2018, for the purpose of discussing and approving the arrangement with the original investor described in the previous reports. The terms of such arrangement will be discussed in their updated format, if and to the extent the arrangement plan will be updated by then.

2. At the same time, Eurocom reported that as of this date, there are still additional arrangement proposals on behalf of additional potential investors (which were mentioned in the Company's previous reports). Eurocom reported that the additional bidders are continuing the examination and negotiation process, while updating their proposals from time to time with the appropriate parties.

3. Eurocom made it clear to the Company that any arrangement proposal, if any, shall be subject to the approval of the appropriate creditors' meetings, the approval of the relevant court, various regulatory approvals, and approvals of the relevant government authorities. At this stage, there is no certainty that any arrangement proposal will be accepted.

4. It is hereby clarified that the aforementioned events are at the level of the private companies in the Eurocom Group and not at the level of the Company itself. The Company monitors the developments in the Eurocom Group and will make sure to ascertain and examine any impact, to the extent that it will affect its activities.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold – Golden Lines Ltd.’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.